Exhibit 99.1

NEWS RELEASE - REGULATED INFORMATION

May 19, 2022, 4:00PM EDT / 22:00 CET

Palmetto GBA’s MolDX Issues Foundational LCD Covering the Indication for SelectMDx® for Prostate Cancer

IRVINE, CA, and HERSTAL, BELGIUM – May 19, 2022 – – MDxHealth SA (NASDAQ/Euronext: MDXH), a commercial stage precision diagnostics company, announces that Palmetto GBA, a Medicare Administrative Contractor (MAC) that assesses molecular diagnostic technologies under its MolDX program, has finalized a foundational Local Coverage Determination (LCD) for Molecular Biomarkers to Risk-Stratify Patients at Increased Risk for Prostate Cancer that covers the indication for our SelectMDx® for Prostate Cancer test. The foundational LCD identifies evidence supporting the clinical utility of our SelectMDx test and, when the LCD becomes effective on July 3, 2022, is expected to support coverage of our test for qualified Medicare patients throughout the United States.

Michael McGarrity, CEO of MDxHealth, commented: “We are pleased to report this very positive and important development for MDxHealth. We are certain that our clinical data for the SelectMDx test, adoption from our urology customer base and inclusion in the NCCN Guidelines merits coverage by Medicare. We look forward to continuing to advance availability of our test to current and new customers and patients entering the diagnostic pathway of prostate cancer. Our SelectMDx test, coupled with our ConfirmMDx® test post initial biopsy, presents a clinically actionable pathway for urologists and patients.”

The foundational LCD can be found here.

About MDxHealth

MDxHealth is a commercial-stage precision diagnostics company that provides actionable molecular diagnostic information to personalize the diagnosis and treatment of cancer. The Company’s tests are based on proprietary genetic, epigenetic (methylation) and other molecular technologies and assist physicians with the diagnosis of urologic cancers and prognosis of recurrence risk. The Company’s European headquarters are in Herstal, Belgium, with laboratory operations in Nijmegen, The Netherlands, and U.S. headquarters and laboratory operations based in Irvine, California. For more information, visit mdxhealth.com and follow us on social media at: twitter.com/mdxhealth, facebook.com/mdxhealth and linkedin.com/company/mdxhealth.

For more information:

MDxHealth

info@mdxhealth.com

LifeSci Advisors (IR & PR)

US: +1 949 271 9223

ir@mdxhealth.com

This press release contains forward-looking statements and estimates with respect to the anticipated future performance of MDxHealth and the market in which it operates. Such statements and estimates are based on assumptions and assessments of known and unknown risks, uncertainties and other factors, which were deemed reasonable but may not prove to be correct. Actual events are difficult to predict, may depend upon factors that are beyond the company’s control, and may turn out to be materially different. Examples of forward-looking statements include, among others, statements we make regarding expected future operating results; product development efforts, our strategies, positioning, resources, capabilities and expectations for future events or performance. Important factors that could cause actual results, conditions and events to differ materially from those indicated in the forward-looking statements include, among others, the following: uncertainties associated with the coronavirus (COVID-19) pandemic, including its possible effects on our operations, and the demand for our products; our ability to successfully and profitably market our products; the acceptance of our products and services by healthcare providers; the willingness of health insurance companies and other payers to cover our products and services and adequately reimburse us for such products and services; and the amount and nature of competition for our products and services. MDxHealth expressly disclaims any obligation to update any such forward-looking statements in this release to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based unless required by law or regulation. This press release does not constitute an offer or invitation for the sale or purchase of securities or assets of MDxHealth in any jurisdiction. No securities of MDxHealth may be offered or sold within the United States without registration under the U.S. Securities Act of 1933, as amended, or in compliance with an exemption therefrom, and in accordance with any applicable U.S. securities laws.

NOTE: The MDxHealth logo, MDxHealth, ConfirmMDx, SelectMDx, ResolveMDx, AS-MDx and MonitorMDx are trademarks or registered trademarks of MDxHealth SA. All other trademarks and service marks are the property of their respective owners.